

Ibrahem Alhaidari · 2nd

 **Unstuck Labs**

Founder/Partner/Advisor/Engineer

Washington D.C. Metro Area · 500+ connections · **Contact info**

Experience



Founding Partner
Unstuck Labs
Jan 2018 – Present · 2 yrs 7 mos
Washington D.C. Metro Area



Managing Partner
Al Forqan National Trading Company
May 2008 – Present · 12 yrs 3 mos
Riyadh, Saudi Arabia



Board Member/Investor
Rooam
Feb 2016 – Present · 4 yrs 6 mos
Washington D.C. Metro Area



Partner
Reyets
Feb 2018 – Present · 2 yrs 6 mos



TE Connectivity
13 yrs 4 mos

Regional Sales Manager
Dec 2009 – May 2015 · 5 yrs 6 mos

Regional Sales Engineer
Dec 2006 – Dec 2009 · 3 yrs 1 mo

Show 1 more role ⌄

Show 1 more experience ⌄

Education



California State University, Chico
Minor , Business Administration
1998 – 2000
Activities and Societies: SIFE (Students In Free Enterprise)



California State University-Chico
Bachelor's degree, Electrical and Electronics Engineering
1994 – 2000



Manarat Al-Riyadh School

Skills & Endorsements

Telecommunications · 18

 Endorsed by **Chuks Ofor and 3 others who are highly skilled at this**

 Endorsed by **3 of Ibrahem's colleagues a Connectivity**

Sales · 9

 Endorsed by **3 of Ibrahem's colleagues at TE Connectivity**

Sales Management · 8

 Endorsed by **Majdi Labat, who is highly skilled at this**

 Endorsed by **2 of Ibrahem's colleagues a** Connectivity

Show more ⌄

Recommendations

Received (0)   **Given (1)**

 ### Abdullah Alwassil
Director Of Business
Development at BTSP

September 13, 2011, Ibrahem
was senior to Abdullah but
didn't manage directly

Five main characteristics of Abdullah: 1. Quick learner 2. Re
3. Intelligent 4. Go getter 5. Reliable

